L'ORÉAL



L'OREAL
International Financial Information Department

2nd March, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from January 30th, 2006 to February 24th, 2006 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 30/01/2006 to 31/01/2006 period:

Session of	Number of shares	Weighted average price in €	Amount in €
30/01/2006	92 000	66,05 €	6 076 692,00
31/01/2006	108 000	66,29 €	7 158 931,20
			0,00
			0,00
			0,00
Total	200 000		13 235 623,20

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 20/02/2006 to 24/02/2006 period:

Session of	Number of shares	Weighted average price in €	Amount in €
20/02/2006	55 000	70,83 €	3 895 650,00
21/02/2006	90 000	71,25 €	6 412 446,00
22/02/2006	150 000	73,75 €	11 062 800,00
23/02/2006	130 000	75,26 €	9 784 346,00
24/02/2006	120 000	74,88 €	8 985 540,00
Total	545 000		40 140 782,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL
PROFESSIONNEL
PARIS
REDKEN
MATRIX
L'ORÉAL
PARIS
GARNIER
MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON
LANCÔME
PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
PARFUMS
RALPH LAUREN
cacharel
Kiehl's
SINCE 1851
shu uemura
VICHY
LABORATOIRES
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

RECEIVED
2006 MAR -6 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

28th February, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

L'Oréal News Realease published 28th February, 2006.

Very truly yours,

The International Financial
Information Director



Jean-Régis CAROF

L'ORÉAL

News release

Alternative Approaches to Safety Evaluation:"a top Priority for L'Oréal" Episkin, subsidiary of L'Oréal, acquires SkinEthic, leader in Tissue Engineering

- Acquisition of SkinEthic Places L'Oréal in the front line of Technologies Dedicated to Research and Safety Evaluation -

Clichy 28th February, 2006 - L'Oréal has today underlined its commitment to the further development of alternative methods for safety evaluation with the announcement that Episkin, a subsidiary of the group that is dedicated to the development of reconstructed skin, has acquired SkinEthic. SkinEthic, based in Nice, France, is expert in the field of tissue engineering, and its know-how will complement and widen the expertise that already exists within L'Oréal.

SkinEthic is an important worldwide player in the production and commercialisation of human epidermal and epithelial tissues (including epidermis, dermis, corneal, oral, gingival, oesophageal epithelium, alveolar and vaginal mucosa) for *in vitro* test applications across many industries.

L'Oréal's ultimate goal is to develop a range of approaches and standardised *in vitro* methods that can be used to test ingredient safety and shared across a number of industry sectors; with the aim of accelerating the elimination of animal testing. The complimentary nature of Episkin and SkinEthic allows L'Oréal to further advance its commitment to the development of alternative methods for the safety assessment of product ingredients.

Commenting on the acquisition, Jean-François Grollier, Vice-President of Research and Development at L'Oréal said "Providing cutting-edge teams, such as these, with the opportunity to work at the crossroads of science and industry, demonstrates our support for sustainable innovation."

"The acquisition of SkinEthic allows us to respond to the needs of the entire industry and more specifically in the area of alternative approaches to animal testing -- a top priority for L'Oréal", he continued.

"The acquisition provides SkinEthic with a new approach to the market and brings with it the research capability that will benefit all present and future customers", added Doctor Martin Rosdy, founder of SkinEthic.

L'Oréal supports the objective of the elimination of laboratory animal testing and is working on various alternative methods that must be validated by competent scientific authorities.

L'Oréal has been committed to the development of alternative approaches for more than twenty years and has already contributed to successful scientific validations together with ECVAM (European Centre for Validation of Alternative Methods). The company has not carried out or commissioned tests of products on animals since 1989.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders and
Market Authorities
Mr Jean-Régis CAROF
☎: +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎: +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎: +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.